Exhibit 99(1)

FROM:	Kerzner International Limited
The Bahamas
Contact: Omar Palacios
Tel: +1.242.363.6016
Email: Omar.Palacios@kerzner.com

FOR IMMEDIATE RELEASE

KERZNER APPOINTS BUTCH KERZNER CEO

PARADISE ISLAND, The Bahamas, December 16, 2003 – Kerzner International Limited (NYSE: KZL) (the “Company”) today announced that its Board of Directors has appointed Butch Kerzner as Chief Executive Officer (“CEO”) effective January 1, 2004. Butch has served as President of the Company for the past 8 years. Sol Kerzner, the Company’s current CEO, will continue in his role as Chairman of the Board.

“As President, Butch has led the Company through a period of growth and profitability, while Sol has focused most of his time on the conceptualization and development of new projects. Butch shares Sol’s vision and passion for our business. His in-depth knowledge of the Company and our business combined with his overall leadership and business acumen makes him the ideal person to lead the Company through our next major growth phase,” commented Company board member Eric B. Siegel.

Butch Kerzner’s appointment comes at a time of unprecedented strategic initiatives by the Company. In September, the Company announced it signed an agreement to develop and manage Atlantis, The Palm, Dubai, a $650 million joint venture development with Nakheel LLC, an entity owned by the Government of Dubai. Upon its expected completion in early 2007, Atlantis, The Palm, would become the Company’s second resort bearing the Atlantis name. In May, the Company announced that it reached an agreement with the government of The Bahamas that would permit it to begin a $600 million expansion at its flagship resort, Atlantis, Paradise Island, that would leverage the existing investment and infrastructure already in place. In August, the Company formally broke ground on the first phase of this expansion. In December 2002, the Company announced that its luxury resort hotels would be operated and marketed under a new brand name, One&Only. New projects are currently planned or under development under the One&Only brand in Los Cabos, Mexico, Cape Town, South Africa and the Kaafu Atoll in the Maldives.

In his role as CEO, Butch Kerzner will continue to oversee the Company’s day-to-day operations and spearhead new growth initiatives. Sol Kerzner, as Chairman of the Board, will continue to focus his attention and expertise on the vision, design and development elements of the Company’s new projects. Collectively, both Kerzners will continue to collaborate on overall strategy and the growth of the Atlantis and One&Only brands worldwide.

“This is an exciting time for our Company. We have developed a strong team that is positioned to extend the success of the Atlantis brand in The Bahamas and Dubai. We also have some exciting growth prospects for One&Only and will continue to look for additional mega-casino opportunities,” said Butch Kerzner.

“I am very excited about the transition taking place, 40 years to the day that I finished building my first five-star hotel, the Beverly Hills, in South Africa. I am proud of Butch, who has demonstrated his management and financial savvy. This transition has evolved for quite some time as Butch has been performing the role of CEO over the last few years. This announcement simply formalizes his position,” commented Sol Kerzner. “As Chairman, I will continue to devote all of my efforts to the continued success of the Company and will focus on the major new projects that over the next several years are expected to transform our Company into a major global player in our industry,” he added.

About the Company

Kerzner International Limited is a leading international developer and operator of premier casinos, resorts and luxury hotels. The Company’s flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In its luxury resort hotel business, the Company operates luxury resorts primarily under the One&Only brand. The Company manages nine resort hotels in The Bahamas, Mauritius, Dubai, the Maldives and Mexico and has entered into agreements to develop and manage new properties in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the Securities Exchange Commission.

Investor inquires regarding the Company should be directed to Omar Palacios, Vice President of Investor Relations at +1.242.363.6016.